Pierre Roy, P. Eng., M.Sc.
Soutex inc,
357 Jackson, Bureau 7
Quebec, Quebec, G1N 4C4,
Canada

Telephone: +1 418 871-2455
Fax: +1 418 871-4357
Email:proy@soutex.ca

1. I, Pierre Roy, Eng. do hereby certify that I am Senior Metallurgist for Soutex Inc., located at 357 Jackson, Bureau 7, Quebec, Quebec, G1N 4C4, Canada.

2. I graduated with a Bachelor in Mining from Laval University, Canada in 1986.

3. I am a registered member of the “Ordre des Ingenieurs du Quebec” and of the “Professional Engineers of Ontario”.

4. I have practiced my profession continuously since 1986 (including a master’s degree), and have been involved in mineral processing for a total of 23 years since my graduation from University. This has involved working in Canada. My experience is principally in iron and gold ore and in environment management.

5. I have read the definition of a “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that through my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6. I am responsible for the preparation of Sections 13 and 17 for the F2 Gold System – Phoenix Gold Project, Bateman Township, Red Lake, Canada, Technical Report for Rubicon Minerals Corporation, dated effective 8th August 2011 (the “Technical Report”). I visited the Phoenix Gold Project in October 2009. I was also there from the 16th to the 18th of February 2011 and from the 18th to the 20th of April 2011, for periods of three days in each case.

7. I have had no prior involvement with the property that is the subject of the Technical Report.

8. I am independent from the issuer applying all of the tests in Section 1.5 of NI 43-101.

9. I have read NI 43-101 and Form 43-101F1, and the parts of the Technical Report for which I am responsible have been prepared in compliance with that instrument and form.

10. As at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the parts of the Technical Report that I am responsible for, contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 10 August 2011

Original signed and sealed by
Pierre Roy, P. Eng., M.Sc.